Hundy, Inc.

ANNUAL REPORT

Hundy, Inc.
78 SW 7th Street, Suite 500
Miami, FL 33130
https://www.hundy.com

This Annual Report is dated May 19, 2020.

BUSINESS

Company Overview

Founded in August 2016, Hundy is a peer-to-peer microlender focused on America's new middle class. Hundy helps people get loans of up to a few hundred dollars from the people around them via a friendly, mobile-only app. What makes us different is that we've built a loyal community centered around the sharing and celebration of good character, a key component of creditworthiness that has been lost in the age of FICO. Since January 2018, we've originated over 7,000 loans in California, have over a third of our borrowers participating in the community and have amassed a waitlist across the rest of the country of 190,000 users. To date, we have been lending exclusively in California and are planning to begin servicing the majority of the US by the end of 2020. We envision helping to build a world in which anyone who is creditworthy has access to an affordable financial cushion from those around them, especially non-accredited investors.

Competitors and Industry

We estimate the market size in terms of loan volume for non-prime personal loans in the US to be about $120 billion. On the low end of the credit spectrum, roughly $40 billion of that volume comes from about 12 million customers annually that use short term payday loans, and on the high end roughly $80 billion of that comes from around 10 million customers using longer term installment loans. There are over 160 million non-prime consumers in the US, meaning these folks don't typically have access to traditional credit, and if they are not using either of the previously mentioned products, they are left paying exorbitant overdraft or late fees, borrowing from friends & family or forgoing needed expenditures altogether.

Fortunately, there are a new set of fintechs that are broadly targeting this underserved middle segment with loans under a few thousand dollars using alternative credit models and new distribution channels. These include the point of sale lenders such as Affirm, Klarna and Afterpay as well as payroll advance providers such as Earnin, DailyPay and PayActiv. These companies are currently indirect competitors of Hundy.

Hundy's direct competition is comprised of another new set of fintechs focused on small dollar lending categorized as follows:

P2P Lenders - In the US, Prosper and Lending Club have left the bottom – subprime and less than a $2k loan size - relatively untouched. Due to their low-frequency use case and the fact that most of their lending capital now comes from institutions, they have failed to capitalize on this opportunity. Some new entrants in the space are Solo Funds and Lenme are attacking the low end, but both appear to suffer from a lack of quality control due to their decentralized approach.

Direct Lenders - Our main sub-prime competitor, Lendup, has shown an inclination to act like a traditional payday lender as demonstrated by the fines they've received from both the US and state governments. Possible Finance is a newer entrant, which is not making the same mistakes and is growing quickly as a result. However, neither of these companies appears to focus on building a two-sided marketplace with community.

Microlenders - Non-profit platforms like Kiva have done a great job building community around lending, but because there is no financial incentive built into their lender models beyond the social good, they haven't scaled in the US.

The rise of the mobile payments platform Venmo has shown how building community around small payments can drive network effects, which has led to their dominant position in mobile P2P payments. Hundy believes a similar outcome will prevail in small-dollar lending. We designed a P2P community directly into our for-profit lending engine from inception. As the P2P community grows, we'll get better signals to underwrite with, which will drive default rates and associated costs down, allowing us to pass the cost savings back to borrowers in the form of lower prices thereby creating a virtuous cycle.

Current Stage and Roadmap

In 2016, we built and delivered an MVP (minimum viable product) over an 8 month period. From our experience with this, we architected our full platform with the community at the center.
There are 3 layers to our community-focused mobile platform design:

1) A social feed where community members share their achievements of good character (paid early, paid on time, paid 60-day installment, etc.). This went live to the public in January 2018 on both iOS and Android devices, and since going live we have originated over 7,000 loans.

2) Having non-accredited investors sponsor individual borrowers in the Hundy community. This is currently being offered in beta to participants of a previous crowdfund offering where investors can earn points that can be converted into cash back by sponsoring borrowers who do the right thing. We project that full investor participation in the community will be turned on and released from beta within 60 days after the minimum raise goal of this offering is met.

3) Both non-accredited investors and highly rated borrowers gaining ownership in the value of the network they help to create via participation in a security token offering or other shared value mechanism projected to be available by the end of 2020.

While building the platform out, we will also be expanding geographically. In addition, we will continually evolve our credit model to drive down our loan default rate over time as our community of borrowers and lenders grows.

Previous Offerings

Between September 11, 2019 and September 25, 2019, we sold $86,625 of Convertible Promissory Notes under Regulation Crowdfunding.

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $53.63
  Number of Securities Sold: 5,262,300
  Use of proceeds: This was used to help pay for the legal fees associated with the issuance of these shares.
  Date: August 02, 2018
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $799,000.00
  Use of proceeds: To build our products, hire team members and fund operations.
  Date: September 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $86,625.00
  Use of proceeds: Company operations and funding of the loan pool.
  Date: October 09, 2019
  Offering exemption relied upon: Regulation CF
  Financial Condition and Resul

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Circumstances which led to the performance of financial statements:

The company was founded in September 2016 and began development on its mobile lending platform shortly after. In November 2016, we completed a friends & family raise of $150,000. For the next 9 months, we continued building out the platform and In October 2017 we began beta testing. In January of 2018, we released our platform to the public in both the App Store and Google Play, which is when we started generating revenue. Our revenue comes from the fees we collect on loans - currently about $12 per loan. Our biggest cost driver is loan defaults where currently 7.3% of loans have been charged off. We spent most of 2018 "doing things that don't scale" and being very cost efficient, including foregoing any advertising. In December of 2018, we completed a $329,000 angel round and finished calendar 2018 with revenue of $12k. In September of 2019, we completed our first Reg-CF crowdfund raising $86,625 along with $320,000 from angel investors.

Historical results and cash flows:

We expect our average service fee to go up over time as we move from single pay loan products to installment loan offerings with larger maximums. However, we don't see this having a material effect for at least 12 months.

We expect to be cash flow negative for the foreseeable future. Our goal is to compete on price and to bring to market the first affordable short term, small dollar loan product. We'll be able to do this by aggregating a unique set of data from our community, which will give us an edge in underwriting. But instead of making higher margins, we plan to pass those efficiencies back to our users by driving our price point down, resulting in a network effect that drives growth.

Our business model in the long term relies on driving customer acquisition inexpensively through network effects (we currently spend very little on advertising) and retaining a high percentage of those customers (currently 90% come back for a loan at least once per year). We have begung testing advertising to strategically drive new borrower growth and have been able to achieve a breakeven 'return on spend' target for these test campaigns.

Liquidity and Capital Resources

The primary source of operating capital for the company has been from SAFE notes. Prior to the close of the last fiscal year on June 30, 2019, we had raised $504,000 via SAFE notes. Subsequent to that, we have raised additional capital via SAFE notes (bringing our total SAFE raise to date to $799,000) and our first Reg-CF raise of $86,625.

As of March 31, 2020, we have $116,000 in working capital which includes both cash on hand and loan receivables (against loan notes from our borrowers).

Debt

- Creditor: Law Offices of Paul Soter
  Amount Owed: $11,193.25
  Interest Rate: 5.0%
  Maturity Date: December 31, 2020
  (1) This is a promissory note, (2) The loan matures upon the first qualified financing of $500,000 or more after the initial Reg-CF offering.

- Creditor: Morrison & Foerster
  Amount Owed: $1,136.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2020

- Creditor: Pete Budlong
  Amount Owed: $5,107.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2099
  The company has an outstanding debt to one of its existing shareholders Pete Budlong. The loan bears no interest and had an outstanding balance in the amount of $5,107 and $25,441 in fiscal year end June 30, 2019 and June 30, 2018 respectively. The Loan has been classified as short term loan.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Peter Budlong

Peter Budlong's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: August 26, 2016 - Present
  Responsibilities: Strategy, operations, teambuilding and fundraising. Through 12/31/18, he received no salary or equity (beyond his founder shares) compensation for this role. Beginning on January 1, 2019 through present he has been paid a variable salary between approximately $3,000 to $5,000 per month for his role as CEO. He works full time and dedicates approximately 80 - 90 hours/week to Hundy.

- **Position:** Sole Member of the Board of Directors
  Dates of Service: August 26, 2016 - Present
  Responsibilities: To create and facilitate company resolutions requiring board approval. He receives no salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** SymplApps LLC
  Title: Managing Member
  Dates of Service: June 15, 2015 - August 09, 2019
  Responsibilities: Managed the LLC. He received no salary or equity compensation for this role.

Name: Ramachandra Hegde

Ramachandra Hegde's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder & VP Engineering
  Dates of Service: August 26, 2016 - Present
  Responsibilities: Managing our development team, back end coding and operation of our technology infrastructure. Ramachandra receives approximately $3,000 per month for his role as VP Engineering. He works full time and dedicates approximately 50 - 60 hours/week to Hundy.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Peter Budlong	4,670,338 shares		88.75%

RELATED PARTY TRANSACTIONS

- Name of Entity: Pete Budlong
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The company has an outstanding debt to one of its existing shareholders Pete Budlong. The loan bears no interest and had an outstanding balance in the amount of $5,107 and $25,441 in fiscal year end June 30, 2019 and June 30, 2018 respectively.
  Material Terms: The outstanding balance of the shareholder loan for each fiscal year was paid off by the company within the following quarter of each fiscal year-end.

OUR SECURITIES

The Company has authorized Common Stock, Convertible Promissory Note - Series

2019 - CF, SAFE (2.5/20), SAFE (3/15), SAFE (3/0), SAFE (4/0), Convertible Note - Series Bridge 2019, and Convertible Promissory Note - Series 2020 - CF.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,262,300 outstanding.

Voting Rights

One vote per share.

Material Rights

The following material rights apply only to individuals who are party to the Stockholders Agreement. Convertible Note holders investing this offering are not party to this agreement.

1.1 Covered Shares. All common shares (i) issued to persons in their role as founders, employees, contractors, consultants, or advisors, or designated as being subject to transfer restrictions in the stock purchase, option exercise, grant notice, or other instrument(s) or agreement(s) between Hundy and such person by which such person first acquired their shares (their "Stock Purchase Agreement"), or (ii) designated as such by agreement between Hundy and a Holder of such shares, shall in each case be deemed Covered Shares. Common shares issued to Investors as warrant coverage with respect to a cash investment, or due to conversion of their Preferred Shares or Convertible Notes, shall not be deemed Covered Shares unless explicitly made so.

2. Drag-along

2.1 New stockholder agreements. Should Hundy and the Holders of a majority of voting rights of Covered Shares agree to enter into a new or amended stockholder agreement or similar agreement or agreements, or revised bylaws, either: (a) that restate or alter procedures applying to the Restrictions, and other technical terms of this Agreement, or that contain new or amended Voting and Corporate Governance provisions, or (b) in connection with a round of equity finance (each, a "New Stockholder Agreement"), Holder agrees to be bound by and become a party to that New Stockholder Agreement, provided that: (a) the New Stockholder Agreement does not materially alter the financial terms applicable to their shares except in an incidental manner, and (b) the officers and Directors of Hundy also agree to be bound to the new Stockholder Agreement with respect to any Covered Shares they may hold. The provisions of any New Stockholder Agreement will supersede the corresponding provisions of this Agreement. Notwithstanding the foregoing, per Section 202(b) of the General Corporation Law of Delaware, no further Restriction on Covered Shares shall be binding on their Holder, including any that would materially change, waive, amend, or supersede the provisions of Section 1, whether by the Certificate of Incorporation or Bylaws of Hundy, a New Stockholder Agreement, or otherwise, unless such Holder is party to an agreement applying, or has voted for, such Restriction.

2.2 Sale of company. Should Hundy and the Owners of a majority of voting rights of its then outstanding common shares (whether or not they are Covered Shares, and not including any unconverted preferred shares) accept an offer to sell Hundy, or to transfer or exchange a majority of Hundy's outstanding voting stock or assets in a merger, business combination, or otherwise, Hundy may send a notice of the details of the proposed transaction to all of its stockholders, and will have a right to require that all, or a portion of Holders, include the same portion of their Covered Shares in the transaction as in accordance with the terms of that notice.

2.3 Limitation. The Drag-Along Rights in this Section 2 apply only to Covered Shares, and do not apply to any Holder who owns 10% or more of the outstanding capital stock of Hundy on an as-converted and basis (not including options, warrants, or other non-outstanding shares that would be counted towards the fully diluted capitalization), or who is otherwise excluded by written instrument or overriding law from the application of this Section 2.

Convertible Promissory Note - Series 2019 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note - Series 2019 - CF are outlined below:

Amount outstanding: $86,625.00
Maturity Date: October 09, 2020
Interest Rate: 12.0%
Discount Rate: 10.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Qualified Financing of $1,500,000 or more

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,500,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all accrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $4,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

    SAFE (2.5/20)

The security will convert into Preferred shares and the terms of the SAFE (2.5/20) are outlined below:

Amount outstanding: $349,000.00
Maturity Date: January 01, 2099
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $2,500,000.00
Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

    Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

SAFE (3/15)

The security will convert into Preferred shares and the terms of the SAFE (3/15) are outlined below:

Amount outstanding: $75,000.00
Maturity Date: January 01, 2099
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

SAFE (3/0)

The security will convert into Preferred shares and the terms of the SAFE (3/0) are outlined below:

Amount outstanding: $275,000.00
Maturity Date: January 01, 2099
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

SAFE (4/0)

The security will convert into Preferred stock and the terms of the SAFE (4/0) are outlined below:

Amount outstanding: $100,000.00
Maturity Date: January 01, 2099
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: A bona fide transaction or series of transactions with the

principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

Convertible Note - Series Bridge 2019

The security will convert into Common stock and the terms of the Convertible Note - Series Bridge 2019 are outlined below:

Amount outstanding: $20,000.00
Maturity Date: June 15, 2020
Interest Rate: 15.0%
Discount Rate: 0.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Qualified Financing > $1.5M

Material Rights

Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Investor will, at its option, either (i) receive from the Company a cash payment equal to the aggregate amount of the principal and all unaccrued and unpaid interest under this Note, or, if the Investor fails to select the cash option, (ii) automatically receive from the Company the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

Unless this Note has been previously converted in accordance with the terms of this Note, as soon is reasonably practicable following the Maturity Date, the Investor will, at its option, either (i) receive from the Company a cash payment equal to the aggregate amount of the principal and all unaccrued and unpaid interest under this Note, or, if either the Investor fails to select the cash option or the Company is unable to satisfy the cash option, (ii) the Note shall convert into Common Stock at a conversion price equal to the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes, any other convertible promissory notes and Safes).

Convertible Promissory Note - Series 2020 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note - Series 2020 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: June 01, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $5,500,000.00
Conversion Trigger: $1,500,0000 Qualified Equity Financing

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.
(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,500,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the

lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,500,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $5,500,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 19, 2020.

Hundy, Inc.

By   /s/Peter W Budlong
_____

Name   Peter W Budlong
:

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Peter W Budlong, Principal Executive Officer of Hundy, Inc., hereby certify that the financial statements of Hundy, Inc. included in this Report are true and complete in all material respects.

_____/s/Peter W Budlong

Principal Executive Officer

HUNDY, INC.

FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Hundy, Inc.
Miami, Florida

We have reviewed the accompanying financial statements of Hundy, Inc (the "Company,"), which comprise the balance sheet as of June 30, 2019 and June 30, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending June 30, 2019 and June 30, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, under certain conditions the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 1, 2020
Los Angeles, California

HUNDY, INC.
BALANCE SHEET
(UNAUDITED)

As of June 30,		**2019**		**2018**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	5,525	$	2,186
Prepaids and other current assets		55,917		16,411
Total current assets		**61,442**		**18,597**
Total assets	**$**	**61,442**	**$**	**18,597**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Short term loan	$	93,097	$	55,441
Credit Card		4,635		4,635
Other current liabilities		1,136		1,136
Total current liabilities		**98,869**		**61,213**
Total liabilities		**98,869**		**61,213**
STOCKHOLDERS' EQUITY				
Common Stock		53		53
Aditional Paid in Capital		(44,900)		(44,953)
SAFE Investment		458,896		313,000
Retained earnings/(Accumulated Deficit)		(451,476)		(310,716)
Total stockholders' equity		**(37,427)**		**(42,616)**
Total liabilities and stockholders' equity	**$**	**61,442**	**$**	**18,597**

See accompanying notes to financial statements.

HUNDY, INC.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Fiscal Year Ended June 30,	2019	2018
(USD $ in Dollars)		
Net revenue	$ 26,815	$ 2,211
Gross Profit	26,815	2,211
Operating expenses		
General and administrative	156,224	126,052
Sales and marketing	9,939	7,819
Total operating expenses	166,163	133,872
Operating income/(loss)	(139,348)	(131,660)
Interest expense	1,412	2,987
Income/(Loss) before provision for income taxes	(140,760)	(134,647)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (140,760)	$ (134,647)

See accompanying notes to financial statements.

HUNDY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended June 30, 2019 and 2018

(in thousands, $US)	Common Stock		SAFE Investment	Paid in Capital	Accumulated Deficit	Total Members' Equity
	Shares	Amount				
Balance—June 30, 2017	5,262,300	$ 53	$ 198,000	$ (44,953)	$ (176,068)	$ (22,968)
SAFE Investment	-	-	115,000	-	-	115,000
Net income/(loss)	-	-	-	-	(134,647)	$ (134,647)
Balance—June 30, 2018	5,262,300	$ 53	$ 313,000	$ (44,953)	$ (310,716)	(42,616)
Issuance of common shares	-	-	-	53	-	53
SAFE Investment	-	-	145,896	-	-	145,896
Net income/(loss)	-	-	-	-	(140,760)	(140,760)
Balance—June 30, 2019	5,262,300	$ 53	$ 458,896	$ (44,900)	$ (451,476)	$ (37,427)

See accompanying notes to financial statements.

HUNDY, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended June 30,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(140,760)	$	(134,647)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(39,506)		(16,411)
Other current liabilities		-		1,136
Net cash provided/(used) by operating activities		**(180,266)**		**(149,923)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Short Term Loans		37,656		32,628
SAFE Investment		145,896		115,000
Issuance of common shares		53		-
Net cash provided/(used) by financing activities		**183,605**		**147,628**
Change in cash		3,339		(2,294)
Cash—beginning of year		2,186		4,480
Cash—end of year	$	**5,525**	$	**2,186**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Hundy, Inc was formed on August 26, 2016 ("Inception") in the State of Delaware. The financial statements of Hundy, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Miami, Florida.

Hundy, Inc is a peer-to-peer microlender focused on America's new middle class. Hundy, Inc helps people get loans of up to a few hundred dollars from a network of peers via a friendly, mobile-only app. Borrowers use the Hundy app to get approved and funded within minutes, lenders get a good return on their investment, and the P2P community rewards those who do the right thing. The result, is a community-based lending model that drives network effects creating a new winner-take-all category in consumer lending. Hundy aims to be the leader of this new category by offering an affordable financial cushion to anyone who is creditworthy.

2. SIGNIFICANT ACCOUNTING POLICIES

Year End

The Company has a fiscal year end on June, 30.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Hundy, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues from service fees due from loan originations on its mobile application available in the Google Play and Apple iOS app stores when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 1, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended June 30,		2019		2018
Prepaid Expenses and Other Current Assets consist of:				
Loan Pool	$	23,775	$	8,375
SynapseFi Loan Wallet		32,142		8,036
Total Prepaids Expenses and Other Current Assets	**$**	**55,917**	**$**	**16,411**

As of Year Ended June 30,		2019		2018
Other Current Liabilities consist of:				
Business Licenses and Permits		1,136		1,136
Total Other Current Liabilities	**$**	**1,136**	**$**	**1,136**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company has authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of June 30, 2019, and 2018, the company has currently issued 5,262,300 and 5,262,300 shares of our common stock for a consideration of $53.

As of June 2019, and June 2018, the amounts of SAFE Investment are $458,896 and $313,00 respectively.

5.   DEBT

Shareholder Loan

The company also has an outstanding debt to one of its existing shareholders Pete Budlong. The loan bears no interest and had an outstanding balance in the amount of $5,107 and $25,441 in fiscal year end June 30, 2019 and June 30, 2018 respectively. The Loan has been classified as short term loan.

Loan Payable

On October 16, 2017, the company entered into a promissory note payable with a certain lender for the amount $5,000. The loan carried a 10% annual interest and will be repaid in one installment of $5,500. The loan matures after 365 days on October 16, 2018, and through verbal agreement, the parties have extended its maturity until 90-day notice is provided.

On April 20, 2018, the company entered into a promissory note payable with a certain lender for the amount $5,000. The loan carried a 10% annual interest and will be repaid in one installment of $5,500. The loan matures after 365 days on April 20, 2019, and through verbal agreement, the parties have extended its maturity until 90-day notice is provided.

On May 1, 2018, the company entered into a promissory note payable with a certain lender for the amount $5,000. The loan carried a 10% annual interest and will be repaid in one installment of $5,500. The loan matures after 365 days on May 1, 2019, and through verbal agreement, the parties have extended its maturity until 90 day notice is provided.

On July 1, 2018, the company entered into a promissory note with a certain lender for the mount of $5,000, consisting of $3,500 in cash plus $1,500 in rent credit to the borrower (Hundy, Inc). The loan carried an 8% annual interest rate and will be repaid in one installment of $5,400. The loan matures after 365 days on July 1, 2019 provided lender gives 90 days notice to terminate. The loan has been classified to short term loan. On August 15, 2018, the company entered into a promissory note payable with a certain lender for the amount $15,000. The loan carried an 8% annual interest and will be repaid in one installment of $16,200. The loan matures after 365 days on August 15, 2019, and through verbal agreement, the parties have extended its maturity until 90-day notice is provided.

On October 15, 2018, the company entered into a promissory note payable with a certain lender for the amount $10,000. The loan carried an 8% annual interest and will be repaid in one installment of $10,800. The loan matures after 365 days on October 15, 2019.

On December 21, 2018, the company entered into a promissory note payable with a certain lender for the amount $5,000. The loan carriedn 8% annual interest and will be repaid in one installment of $5,400. The loan matures after 365 days on December 21, 2019.

On March 08, 2019, the company entered into a promissory note payable with a certain lender for the amount $15,000. The loan carried an 8% annual interest and will be repaid in one installment of $16,200. The loan matures after 365 days on March 08, 2020.

As of June 30, 2019 and June 30, 2018, Loan Payable had an outstanding balance in the amounts of $45,000 and $30,000 respectively. The Loan has been classified as short term loan.

Operational Loan

On April 03, 2019, the company entered into a promissory note payable with a certain lender for the amount $20,000. The loan carried an 8% annual interest and will be repaid in one installment of $21,600. The loan matures after 365 days on April 03, 2020.

On June 15, 2019, the company entered into a promissory note payable with a certain lender for the amount $20,000. The loan carried a 15% annual interest and will be repaid in one installment of $23,000. The loan matures after 365 days on June 15, 2020.

As of June 30, 2019, the company has the Operational Loan in the amount of $40,000. The Loan has been classified as short term loan.

6.   INCOME TAXES

The provision for income taxes for the year ended June 30, 2019 and June 30, 2018 consists of the following:

As of Year Ended June 30,	2019	2018
Net Operating Loss	$ (42,003)	$ (107,279)
Valuation Allowance	42,003	107,279
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at June 30, 2019, and June 30, 2018 are as follows:

As of Year Ended June 30,	2019	2018
Net Operating Loss	$ (149,282)	$ (107,279)
Valuation Allowance	149,282	107,279
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of June 30, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of June 30, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $140,760. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of June 30, 2019, and June 30, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of June 30, 2019, and June 30, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

7.   RELATED PARTY

The company has an outstanding debt to one of its existing shareholders Pete Budlong. The loan bears no interest and had an outstanding balance in the amount of $5,107 and $25,411 in fiscal year ending June 30, 2019 and June 30, 2018 respectively.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2015, the company entered into a month to month rental contract with a certain landlord for shared workplace in the amount of $1,575 per month. As of June 30, 2019, and 2018, rent expenses were in the amount of $ 3,120 and $0 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 1, 2020, the date the financial statements were available to be issued.

From August 2, 2019 through September 20, 2019, the company issued SAFEs notes to several investors in the amount of $295,000.

On August 16, 2019 the promissory note dated October 16, 2017 in the amount of $5,000 including was paid off including accrued interest of $958

On September 9, 2019 the promissory note dated July 1, 2018 in the amount of $5,000 including was paid off including accrued interest of $472

On October 14, 2019 the promissory note dated August 15, 2018 in the amount of $15,000 including was paid off including accrued interest of $1,416.

On October 14, 2019 the Operational promissory note April 3, 2019 in the amount of $20,000 including was paid off.

On October 14, 2019 the Operational promissory note dated June 15, 2019 in the amount of $21,000 including was paid off including accrued interest of $1,000.

On December 20, 2019, the promissory note dated December 21, 2018 in the amount of $5,000 including was paid off including accrued interest $400.

On December 5, 2019 the Company completed its "Reg D" crowdfunding campaign on StartEngine, LLC and received $86,625 in net proceeds after issuance costs.

Effective April 30, 2020 the Company has terminated its month to month lease agreement with WeWork in the monthly amount of $1,460.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $451,476 as of June 30, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.